Exhibit B

NATIONAL FUEL RESOURCES, INC.
BALANCE SHEET

	AT SEPTEMBER 30,

	2004	2003

ASSETS
Current Assets:
Cash and Temporary
Cash Investments	$9,266,960	$1,879,960
Accounts Receivable - Net	9,436,688	8,084,668
Accounts Receivable - Interco	3,294,229	154,755
Notes Receivable - Intercompany	22,800,000	28,100,000
Reserve for Bad Debts	(1,224,635)	(1,700,106)
Gas Stored Underground	21,924,513	14,481,613
Other Current Assets	279,709	286,028

	65,777,464	51,286,918

Property, Plant, and Equipment
Furniture and Fixtures	1,169,524	1,159,318
Less - Accumulated DD&A	(1,089,651)	(987,883)

	79,873	171,435

Fair Market Value of Derivative
Financial Instruments-Asset	--	348,743
Other Assets	113,460	2,326,524

	$65,970,797	$54,133,620

LIABILITIES
Current Liabilities:
Accounts Payable	$5,218,409	$6,115,130
Accrued Liabilities	10,402,413	3,668,546
Current Income Taxes - Federal	(73,632)	1,082,914
Accounts Payable - Intercompany	4,774,411	(932,582)
Notes Payable - Intercompany	--	--
Dividend Payable	1,950,000	200,000

	22,271,601	10,134,008

Long Term Liabilities:
Deferred Income Taxes	(3,148,139)	(2,073,878)
Fair Market Value of Derivative
Financial Instruments-Liability	3,646,837	--
Miscellaneous Deferred Credits	401,888	1,565,600

	900,586	(508,278)

Stockholder's Equity:
Common Stock	10,000	10,000
Capital Paid in Excess of Par	33,490,000	33,490,000
Retained Earnings	12,346,741	11,111,448
Unrealized Gain/Loss	(3,048,131)	(103,558)

Total Equity	42,798,610	44,507,890

	$65,970,797	$54,133,620